As filed with the Securities and Exchange Commission on September 19, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 2)
NEUROCRINE BIOSCIENCES, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
64125C109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

GARY LYONS
President and Chief Executive Officer
NEUROCRINE BIOSCIENCES, INC.
12790 El Camino Real
San Diego, CA 92130
(858) 617-7600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Robin L. Struve, Esq.
Latham & Watkins LLP
Sears Tower, Suite 5800
233 South Wacker Drive
Chicago, IL 60606-6401
(312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,449,427	$691

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 2,480,160 shares of common stock of Neurocrine Biosciences, Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $6,449,427 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of August 23, 2006.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Not Applicable Not Applicable	Filing Party: Date Filed:	Not Applicable Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer by Neurocrine Biosciences, Inc., a California corporation (the “Company” or “Neurocrine”) to:
•	Exchange outstanding options to purchase shares of our common stock granted under the Neurocrine Biosciences, Inc. 2003 Incentive Stock Plan, as amended (the “2003 plan”) held by eligible employees and active consultants with an exercise price of $20 or higher per share for new options granted pursuant to the 2003 plan (the “ new options”) following cancellation of the surrendered options.

•	Amend outstanding options to purchase shares of common stock granted under our 1992 Incentive Stock Plan, as amended (the “1992 plan”) and 2001 Stock Option Plan, as amended (the “2001 plan”) held by eligible employees and active consultants with an exercise price of $20 or higher per share in exchange for cancellation of one-half of the options such eligible employees and active consultants hold under the 1992 and 2001 plans, rounded down to the nearest whole share on a grant-by-grant basis.
Neurocrine’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock Under the 2003 Incentive Stock Plan, As Amended, And Amend Certain Outstanding Options to Purchase Common Stock Under the 1992 Incentive Stock Plan, as Amended and 2001 Stock Option Plan , As Amended (the “Offer to Exchange”) dated August 25, 2006, and the Form of Election Concerning Exchange or Amendment of Stock Options (the “Election Form”) which as amended or supplemented from time to time, and together constitute the offer. This Amendment No. 2 to the Tender Offer Statement on Schedule TO is filed to satisfy the reporting requirements of Rule 133-4(c) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Exchange and the Election Form were previously filed with the Schedule TO as Exhibits 99.(a)(1)(A) and 99.(a)(1)(B).
          The information in the Offer to Exchange and the Election Form is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 1.      SUMMARY TERM SHEET.
          Item 1 of Schedule TO, which incorporates by reference the information contained in the Summary Term Sheet in the Offer to Exchange, is hereby amended by extending the time from 4:00 p.m. PDT to 9:00 p.m. PDT on Monday, September 25, 2006 which elections to participate in the offer and/or to withdraw from the offer must be delivered as referred to in Q&As 7, 8, 9 and 11 of the Summary Term Sheet.
Item 2      SUBJECT COMPANY INFORMATION
          Item 2 of Schedule TO, which incorporates by reference the information contained in Section 1 (“Number of Options; Expiration Date”) is hereby amended by extending the “expiration date” of the offer specified in the fifth paragraph of Section 1 from 4:00 p.m. PDT to 9:00 p.m. PDT on Monday, September 25, 2006.
Item 4      TERMS OF THE TRANSACTIONS
          Items 4 which incorporates by reference the information contained in Section 1 (“Number of Options; Expiration Date”) and Section 4 (“Withdrawal Rights”) of the Offer to Exchange are hereby amended as follows:
          1. Section 1 (“Number of Options: Expiration Date”) of the Offer to Exchange is amended as specified in Item 2 above.

          2. Section 4 (“Withdrawal Rights”) of the Offer to Exchange is amended by extending the time in which an election to participate in the offer may be withdrawn as described in the second full sentence of such section from 4:00 p.m. PDT to 9:00 p.m. PDT on Monday, September 25, 2006.
Item 6.      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
          Item 6 of the Schedule TO, which incorporates by reference the information contained in Section 2 (“Purposes of This Offer”) of the Offer to Exchange, is hereby amended and supplemented by adding the following disclosure regarding changes in management and employment contracts of executive officers:
          Effective September 18, 2006, Kevin C. Gorman, Ph.D currently our Executive Vice President and Chief Business Officer has been appointed Chief Operating Officer of Neurocrine Biosciences where he will be responsible for research and development, human resources, business development, corporate partnering and strategic planning. Effective September 18, 2006 Paul W. Hawran, has elected to retire from full-time status and as an Executive Vice President and Chief Financial Officer of the Company, but will continue as a Senior Advisor to the Company through April 1, 2007. In a related action, the Company appointed current Vice President and Corporate Controller Timothy P. Coughlin to Vice President and Chief Financial Officer effective September 18, 2006. Mr. Coughlin will be responsible for accounting, finance, investor relations and information technologies and report to Gary A. Lyons, President and Chief Executive Officer.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEUROCRINE BIOSCIENCES, INC.
By:	/s/ Gary Lyons
Gary Lyons
Its: President and Chief Executive Officer

Dated: September 19, 2006

INDEX OF EXHIBITS

Exhibit
Number	Description

99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock under the 2003 Incentive Stock Plan, as amended, and Amend Certain Outstanding Options to Purchase Common Stock under the 1992 Incentive Stock Plan, as amended, and 2001 Stock Option Plan, as amended, dated August 25, 2006.*
99.(a)(1)(B)	Form of Election Concerning Exchange or Amendment of Stock Options.*
99.(a)(1)(C)	Neurocrine’s Proxy Statement for the 2006 Annual Meeting of Stockholders, filed with the SEC on May 1, 2006 and incorporated herein by reference.
99.(a)(1)(D)	Neurocrine Biosciences, Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the SEC on February 7, 2006, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)	1992 Incentive Stock Plan, as amended, incorporated herein by reference to the Company’s Report on Form S-8 filed on July 12, 2002.
99.(d)(2)	2001 Stock Option Plan, as amended, incorporated herein by reference to the Company’s Report on Form 10-K for the fiscal year ended December 31, 2002 filed on March 4, 2003.
99.(d)(3)	Neurocrine Biosciences, Inc. 2003 Incentive Stock Plan, as amended, incorporated herein by reference to the Company’s Registration Statement on Form S-8 filed on July 21, 2006.
99.(d)(4)	Form of incentive stock option agreement and nonstatutory stock option agreement for use in connection with the 1992 Incentive Stock Plan, as amended, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-03172).
99.(d)(5)	Form of stock option agreement for use in connection with the 2001 Stock Option Plan, as amended*
99.(d)(6)	Form of stock option agreement for use in connection with the 2003 Incentive Stock Option Plan, as amended*
99.(g)	Not applicable.
99.(h)	Not applicable.
* Previously filed

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